

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 30, 2010

via U.S. mail and facsimile

Ricardo Soler, CFO
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

> **RE: Tenaris S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-31518**

Dear Mr. Soler:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief